UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 103rd MEETING OF THE STATUTORY AUDIT COMMITTEE

OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 21, 2013.

On February 21, 2013, at 12h30 p.m., on Av. Eng. Luiz Carlos Berrini, 1376, 31st floor, in the capital of the state of São Paulo, a meeting was held by the undersigned members of the Statutory Audit Committee of Telefônica Brasil S.A. Also present to the meeting were the Finance and Investor Relations Officer, Mr. Gilmar Roberto Pereira Camurra; the Controller Officer, Mrs. Cristiane Barretto Sales; the Accounting Officer, Mrs. Diana Policarpo Damião Choucair Ramos; the Company’s Accountant, Mr. Giuliano Augusto de Melo; the representatives of Directa Auditores, Messrs. Clóvis Madeira and Maurício Domênico and; the Corporate Matters Officer, Mrs. Michelle Morkoski Landy, as Secretary of the Meeting.

The following matters were discussed at the meeting:

1. Review of the Financial Statements, accompanied with the Independent

Auditors’ Opinion and the Management’s Annual Report, for fiscal year ended 12.31.2012.

The members of the Statutory Audit Committee attended the Meeting of the Board of Directors of the Company held on this date, in which the Management’s Annual Report and the financial information for the fiscal year ended December 31, 2012, evidenced by the Financial Statements and Explanatory Notes prepared in accordance with Law no. 6404/76, were reviewed. At this time, the representatives of the independent auditor Directa Auditores present to the meeting declared not have any restriction whatsoever in relation to the documents and information presented. Upon reviewing the above mentioned information and documents, the Members of the Statutory Audit Committee issued their opinion to the effect that they consider such documents and information to be fair and correct, and decided to issue the following opinion: “STATUTORY AUDIT COMMITTEE’S OPINION - The members of the Statutory Audit Committee of Telefônica Brasil S.A., in the exercise of their assignments and legal responsibilities, as set forth in article 163 of the Corporations Act, have examined and reviewed the financial statements, accompanied with the independent auditors’ opinion and the Management’s annual report for fiscal year ended December 31, 2012 (“2012 Annual Financial Statements”) and, considering the information provided by the Company’s Management and by Directa Auditores, as well as the proposal for allocation of the profit for Fiscal Year 2012, it is their unanimous opinion that they fairly reflect, in all material aspects, the equity and financial situation of the Company and its controlled companies, and recommend the approval of the documents by General Shareholders’ Meeting, under the terms of the Corporations Act.”

2. Allocation of the profit for the fiscal year ended 12.31.2012.

The members of the Statutory Audit Committee attended the Meeting of the Board of Directors of the Company held on this date, at which the proposal for profit allocation for the fiscal year ended December 31, 2012 was reviewed. At this time, the representatives of the independent auditor Directa Auditores present to the meeting

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 - NIRE 35.3.0015881-4

declared not have any restrictions whatsoever as to the document and information presented. Upon reviewing the proposal for profit allocation mentioned above, the Members of the Statutory Audit Committee issued their opinion according to which they considered such document and information to be fair and correct, and decided to issue the Statutory Audit Committee’s Opinion as transcribed in item 1 of these minutes.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up. São Paulo, February 21, 2013. (signatures) Statutory Audit Committee Members: Flávio Stamm, Stael Prata Silva Filho and Cremênio Medola Netto.

I hereby certify that this is a faithful copy of the minutes of the 103nd meeting of the Statutory Audit Committee of Telefônica Brasil S.A., held on February 21, 2013, which was drawn-up in the proper book.

Michelle Morkoski Landy
Secretary of the Meeting
OAB/SP n° 178.637

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	February 27th, 2013	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director